Filing made pursuant to Rule 425 under the Securites Act of 1933
Subject Company: Principal Funds, Inc. – Disciplined LargeCap Blend Fund
Registration Statement File No. 333-175295

Principal Funds Proxy Reminder
Disciplined LargeCap Blend Fund

Dear Shareholder:

You recently received proxy materials regarding your position(s) held within the
Principal Disciplined LargeCap Blend Fund. The Special Shareholders Meeting will be held on October 3, 2011.

According to our latest records, we have not received your proxy vote for this Special
Meeting. Your vote is important, no matter how many shares you own. The Special Meeting of Shareholders cannot be held unless shareholders holding a majority of our shares either attend the meeting or vote by proxy.

V o t i n g i s q u i c k a n d e a s y !

· You may vote your proxy via the internet. Just follow the instructions printed on your proxy card.

· You may vote via touch-tone phone by dialing the toll free number printed on your proxy card.

· You may cast your vote by mail. Sign and vote your proxy card and enclose it in the postage paid envelope provided in this package, allowing sufficient time for receipt by us by October 3, 2011.

Your vote is very important! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting shareholder votes.

Sincerely,

Principal Funds

Additional Information and Where to Find It

In connection with the proposed merger between Disciplined LargeCap Blend Fund and Principal Capital Appreciation
Fund, Principal Funds, Inc. filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of Principal Funds, Inc. that also constitutes a prospectus of the acquired and acquiring funds. Principal
Funds, Inc. urges investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Principal
Funds, Inc. website (https://www.eproxy.com/principal2) under Principal Funds Proxy Statement link. We appreciate your taking the time to respond to this important matter. If you have any questions regarding the Reorganization, please call our shareholder services department toll free at 1-855-600-4535.